UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A
CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 333-06444
Cadbury plc

(Exact name of registrant as specified in its charter)
Cadbury House, Sanderson Road, Uxbridge, UB8 1DH
+44 (0) 1895 615000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ordinary shares of 10p each
American Depositary Shares, each representing four ordinary shares

(Title of each class of securities covered by this Form)
     Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☑	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

General
     This Form 15F relates to American Depositary Shares (“ADSs”) of Cadbury plc (“Cadbury”), each representing four Cadbury ordinary shares of 10 p each (“ordinary shares”), and to Cadbury’s ordinary shares. In accordance with the requirements of Rule 12h-6(a), all trading volume data is presented by reference to the trading volume of Cadbury’s ordinary shares, including those represented by ADSs.
     On February 2, 2010, Kraft Foods Inc. (“Kraft Foods”) announced that the conditions of its recommended final offer (the “Offer”) for all of Cadbury’s issued and to be issued share capital had been satisfied or waived and that the Offer had become wholly unconditional. As a result of the Offer and related compulsory acquisitions pursuant to applicable U.K. law, as of the date hereof, Kraft Foods has acquired all of Cadbury’s outstanding ordinary shares, including those represented by Cadbury ADSs.
     On February 24, 2010, Cadbury filed with the Securities and Exchange Commission (the “Commission”) a Notification of Removal From Listing And/Or Registration Under Section 12(b) of the Securities Exchange Act of 1934 on Form 25 to delist the ADSs from the New York Stock Exchange (“NYSE”). The ADSs were delisted from the NYSE on March 8, 2010. On the same date, Cadbury’s ordinary shares ceased to be admitted for trading on the London Stock Exchange (“LSE”).
PART I
Item 1. Exchange Act Reporting History
     A. Cadbury first incurred the duty to file reports under sections 13(a) and 15(d) of the Exchange Act of 1934, as amended (the “Exchange Act”) on November 26, 1975, when it filed a registration statement on Form S-12 with respect to its American Depositary Receipts.
     B. Cadbury has filed or submitted all reports required under sections 13(a) and 15(d) of the Exchange Act and the corresponding Commission rules for the twelve months preceding the filing of this Form 15F, and has filed at least one annual report under section 13(a) of the Exchange Act.
Item 2. Recent United States Market Activity
     Cadbury’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to a Registration Statement on Form F-6 filed with the Commission on April 30, 2008, relating to the registration of Cadbury ADSs.
     Cadbury does not have equity securities, or any other securities, registered on a shelf or other Securities Act registration statement under which securities remain unsold.
Item 3. Foreign Listing and Primary Trading Market
     A. Cadbury’s ordinary shares were listed for many years in the United Kingdom on the LSE, which constituted the primary trading market for the ordinary shares until March 8, 2010, the date upon which the ordinary shares ceased to be admitted for trading on the LSE and the ADSs were delisted from the NYSE.
     B. Cadbury’s ordinary shares were initially listed on the LSE on March 31, 1969. Cadbury maintained this listing for at least the twelve months preceding March 8, 2010, the date on which the ordinary shares ceased to be admitted for trading on the LSE and the ADSs were delisted from the NYSE.
     C. On February 2, 2010, Kraft Foods announced that all conditions of the Offer had been satisfied or waived and that the Offer had become wholly unconditional. The Offer expired on April 16, 2010. As a result of the Offer and the subsequent compulsory acquisitions pursuant to applicable U.K. law, as of the date hereof, Kraft Foods has acquired all of Cadbury’s outstanding ordinary shares, including those represented by Cadbury ADSs. On February 24, 2010, Cadbury filed a Form 25 with the Commission to delist all of the ADSs from the NYSE. The ADSs were delisted from the NYSE effective on March 8, 2010. Also on March 8, 2010, the ordinary shares ceased to be admitted for trading on the LSE. During the twelve month period beginning on March 8, 2009 and ending on March 8, 2010, the average daily trading volume of transactions in Cadbury’s ordinary shares effected on the LSE represented 92.83% of the worldwide average daily trading volume of the ordinary shares.
Item 4. Comparative Trading Volume Data
     Not applicable.
Item 5. Alternative Record Holder Information
     As of June 8, 2010, Cadbury’s ADSs were held of record by 190 persons worldwide.
Item 6. Debt Securities
     Not applicable.
Item 7. Notice Requirement
     On February 24, 2010, Cadbury issued a press release in the United States through PR Newswire disclosing its intent to terminate its duty to file reports under sections 13(a) and 15(d) of the Exchange Act. On that same date, Cadbury furnished the Commission with a copy of such press release under cover of Form 6-K.
Item 8. Prior Form 15 Filers
     Not applicable.
PART II
Item 9. Rule 12g3-2(b) Exemption
     Cadbury will publish the information required under Rule 12g3-2(b)(1)(iii) on Kraft Foods’ website at www.kraftfoodscompany.com.
PART III
Item 10. Exhibits
     Not applicable
Item 11. Undertakings
     Cadbury hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, Cadbury has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
1.	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that it used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

3

Signature
          Pursuant to the requirements of the Securities Exchange Act of 1934, Cadbury plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Cadbury plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

/s/ Mark Reckitt
Name:	Mark Reckitt
Title:	Director Cadbury plc

Date: June 8, 2010